SECURE ONE, INC.
#200, 10041- 81 avenue
EDMONTON, ALBERTA. CANADA
T6E 1W7
Ph. 780.418-0608

June 09, 2004,

U.S. Securities & Exchange Commission
450-5th Street N.W. Mail Stop 3-9
Washington D.C. USA. 20549
Attn. International Corporate Finance.

RE: 12 g 3-2(b) File # 82 – 4890

To whom it may concern.

Please find attached current information for the 12g3-2(b) file # 82 – 4890 for SECURE ONE, INC. (formerly WESTONE VENTURES INC.)

I have included the last News Release dated JUNE 3, 2004 & JUNE 9, 2004.

Please file accordingly.

Thank you for your time.

Yours truly
LEONARD D. JAROSZUK
President

dw 6/22

12g3-2(b)
82-4890

SECURE ONE, INC.

COMPLETION OF ACQUISITION

June 9, 2004

TSX Venture Symbol "SZZ"

SECURE ONE, INC. (formerly, Westone Ventures Inc.) is pleased to announce that the TSX Venture Exchange Inc. has issued its Final Exchange Bulletin dated June 3, 2004 signifying its acceptance of notice of the acquisition by Secure One, Inc. of all of the shares of United Protection Services Inc. This acquisition was accomplished entirely without cash consideration, by the issuance of 22,500,000 shares at an attributed value of $0.10 per share. Concurrently with the acquisition, Secure One, Inc. also reduced its indebtedness to a director by $500,000 by means of the issuance of 5,000,000 shares at an attributed value of $0.10 per share. The 22,500,000 shares issued for United Protection Services Inc. have been deposited into a Tier 2 Surplus Security Escrow Agreement pursuant to which they will be released in 6 month intervals over 72 months commencing 6 months from the Final Exchange Bulletin Date. The shares issued for settlement of indebtedness owing to a director have been deposited into escrow pursuant to a Tier 1 Value Security Escrow Agreement pursuant to which ¼ are releasable upon issuance of the bulletin, and a further ¼ on the expiration of 6, 12 and 18 months of that date.

At the shareholders' meeting held on April 2, 2004 at which these transactions were approved, Mr. Sigurd D. Jorstad, the President and sole director of United Protection Services Inc., was elected a director of Secure One, Inc. At a subsequent directors' meeting, he was appointed Chairman of the Board. He will remain as President and director of United Protection Services Inc.

In addition to electing Mr. Jorstad to Secure One, Inc.'s board of directors, the shareholders also elected Messrs. Douglas C. Bachman, Thomas W. Dunlop and Richard G. Shuhany to the Board. As well, Mr. Leonard D. Jaroszuk, the founding shareholder of Secure One, Inc. and its President and a director, was re-elected to the Board, and was re-appointed by the Board as its Chief Executive Officer and President, and Mr. Douglas C. Bachman was appointed as Chief Financial Officer and Secretary-Treasurer. The directors were granted options to acquire 3,750,000 shares at an exercise price of $0.10 per share for a period expiring April 5, 2009.

Secure One, Inc. will now proceed aggressively to pursue its new business direction of providing security protection services to businesses, individuals, governments and institutions, and expanding that business through internal growth and through carefully selected acquisition of businesses similar to those of United Protection Services Inc. or of businesses that would complement that business. Secure One, Inc. has identified several potential acquisitions that will advance its expansion into the Lower Mainland and Whistler Valley areas of British Columbia.

THE TSX VENTURE EXCHANGE INC. DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Secure One, Inc.

(Signed)"Leonard D. Jaroszuk"
Leonard D. Jaroszuk

For further information, contact:
Leonard D. Jaroszuk, Chief Executive Officer
Phone: 780.418.0608
Fax: 780.418.0207

File # 82- 4890

SECURE ONE, INC ("SZZ")
[formerly Westone Ventures Inc. ("WTV")]
BULLETIN TYPE: Reverse Takeover-Completed, Shares for Debt, Name Change
BULLETIN DATE: June 2, 2004
TSX Venture Tier 2 Company

The TSX Venture Exchange has accepted for filing the Company's Reverse Takeover ('RTO'), which includes the following transactions:

Reverse Takeover

Pursuant to an arm's length Share Purchase Agreement dated October 9, 2003 and amended on February 14, 2004, the Company has acquired all of the issued and outstanding shares of United Protection Services Inc. ("UPS") from Hagan Equities Inc., a company owned by Sigurd Jorstad, by issuing 22,500,000 common shares at a deemed price of $0.10 per share for total deemed consideration of $2,250,000. All of the total shares issued for the Reverse Takeover are subject to a TSX Venture Exchange Tier 2 Surplus Security escrow agreement.

UPS is in the business of providing protective services.

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P	# of Shares
Sigurd Jorstad	Y	22,500,000

Shares for Debt

TSX Venture Exchange has accepted for filing the Company's proposal to issue 5,000,000 shares to settle outstanding debt of $500,000.

Number of Creditors: 1 Creditor

Insider / Pro Group Participation:

Creditor	Insider=Y / Progroup=P	Amount Owing	Deemed Price per Share	# of Shares
Leonard Jaroszuk	Y	$500,000	$0.10	5,000,000

The Company shall issue a news release when the shares are issued and the debt extinguished.

The Exchange has been advised that the above transactions, approved by shareholders on April 2, 2004, have been completed.

The Company is classified as an 'Investigation and Security Services' company.

Name Change

Pursuant to a special resolution passed by shareholders on April 2, 2004, the Company has changed its name from Westone Ventures Inc. to Secure One, Inc.. There is no consolidation of capital.

Effective at the opening on Friday, June 4, 2004, the common shares of Secure One, Inc. will commence

trading on TSX Venture Exchange, and the common shares of Westone Ventures Inc. will be delisted.

Capitalization:	Unlimited	shares with no par value of which
	46,445,600	shares are issued and outstanding
Escrow:	32,298,000	shares

Transfer Agent:	CIBC Mellon Trust Company
Trading Symbol:	SZZ (new)
CUSIP Number:	81371M 10 2 (new)

#82 - 4890

Westone Ventures completes reverse takeover

Westone Ventures Inc	WTV
Shares Issued: 46,445,600	Jun 03 Close 0.20
03 Jun 03 2004	Major Transaction Completed

The TSX Venture Exchange has accepted for filing Westone Ventures Inc.'s reverse takeover, which includes the following transaction.

Pursuant to an arm's-length share purchase agreement dated Oct. 9, 2003, and amended on Feb. 14, 2004, the company has acquired all of the issued and outstanding shares of United Protection Services Inc. (UPS) from Hagan Equities Inc., a company owned by Sigurd Jorstad, by issuing 22.5 million common shares at a deemed price of 10 cents per share for total deemed consideration of $2.25-million. All of the total shares issued for the reverse takeover are subject to a TSX-V Tier 2 surplus security escrow agreement.

UPS is in the business of providing protective services.

Insider: *Sigurd Jorstad 22.5 million*

Directors: Brown Richard J; Jaroszuk Leonard Douglas

Address: Suite 200 - 10041 81 Ave, Edmonton, AB, T6E 1W7

Phone: 780 418 0608 Fax: 780 418 0207


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Westone Ventures to issue five million shares for debt

Westone Ventures Inc	WTV
Shares Issued: 46,445,600	Jun 03 Close 0.20
03 Jun 03 2004	Shares for Debt

The TSX Venture Exchange has accepted for filing the company's proposal to issue five million shares to settle outstanding debt of $500,000.

No. of creditors: One

Insider creditor	Amount owing ($)	Deemed price per share (cents)	No. of shares
Leonard Jaroszuk	$500,000	10	5,000,000

The company shall issue a news release when the shares are issued and the debt extinguished.

Directors: Brown Richard J; Jaroszuk Leonard Douglas
Address: Suite 200 - 10041 81 Ave, Edmonton, AB, T6E 1W7
Phone: 780 418 0608 Fax: 780 418 0207


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Westone Ventures changes name to Secure One

Secure One Inc	SZZ
Shares Issued: 46,445,600	Close
03 Jun 03 2004	New Listing

Pursuant to a special resolution passed by shareholders on April 2, 2004, the company has changed its name from Westone Ventures Inc. to Secure One Inc. There is no consolidation of capital.

Effective at the opening on Friday, June 4, 2004, the common shares of Secure One will commence trading on the TSX Venture Exchange, and the common shares of Westone Ventures will be delisted. The company is classified as an investigation and security services company.

Capitalization:	Unlimited shares with no par value, of which 46,445,600 shares are issued and outstanding
Escrow:	32,298,000 shares
Transfer agent:	CIBC Mellon Trust Company
Symbol:	SZZ (new)
Cusip No.:	81371M 10 2 (new)

Directors: Brown Richard J; Jaroszuk Leonard Douglas
Address: Suite 200 - 10041 81 Ave, Edmonton, AB, T6E 1W7
Phone: 780 418 0608 Fax: 780 418 0207

ATT'N Investor Relations,
This news is with our compliments. Please let us know if it has errors or if your directors need updating. (604) 687-1500
Listed on the TSX Venture Exchange? We have sent a copy of this news to the TSX Venture Exchange for its surveillance dep't. -- on the understanding that the TSX will honour a 3-hour delay at its Web site.

PLEASE NOTE: For accurate and timely dissemination, news releases may now be E-mailed as a Microsoft Word attachment to news@stockwatch.com.

Westone Ventures changes name to Secure One

Westone Ventures Inc — WTV
Shares Issued: 46,445,600 — Jun 03 Close 0.20
03 Jun 03 2004 — Change Name

Pursuant to a special resolution passed by shareholders on April 2, 2004, the company has changed its name from Westone Ventures Inc. to Secure One Inc. There is no consolidation of capital.

Effective at the opening on Friday, June 4, 2004, the common shares of Secure One will commence trading on the TSX Venture Exchange, and the common shares of Westone Ventures will be delisted. The company is classified as an investigation and security services company.

Capitalization:	Unlimited shares with no par value, of which 46,445,600 shares are issued and outstanding
Escrow:	32,298,000 shares
Transfer agent:	CIBC Mellon Trust Company
Symbol:	SZZ (new)
Cusip No.:	81371M 10 2 (new)

Directors: Brown Richard J; Jaroszuk Leonard Douglas

Address: Suite 200 - 10041 81 Ave, Edmonton, AB, T6E 1W7

Phone: 780 418 0608 Fax: 780 418 0207


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